

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 18, 2021

Jennifer Ernst
Chief Executive Officer
Tivic Health Systems, Inc.
39899 Balentine Drive, Suite 200
Newark, CA 94560

>   **Re: Tivic Health Systems, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed August 11, 2021**
>   **File No. 333-258411**

Dear Ms. Ernst:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 11, 2021 letter.

Amendment No. 1 to Registration Statement on Form S-1

Cover Page

1. We note your response to prior comment 1. However, we note that the top of the first graphic continues to reference 200M+ US Adults. Please revise your graphic to remove this statement or to include an equally prominent discussion of either (i) the competition you face from OTC pharmaceuticals and saline irrigation in ClearUP's indications, as referenced elsewhere in your registration statement or (ii) your revenues for recently completed fiscal periods.

You may contact Frank Wyman at 202-551-3660 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Celeste Murphy at 202-551-3257 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Christopher L. Tinen, Esq.